Exhibit 12

PXRE GROUP LTD. AND SUBSIDIARIES
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,

($000’s except ratios)	2005	2004	2003	2002	2001

Net income (loss)	$(691,651)	$22,846	$96,648	$64,545	$(17,967)
Income taxes	(5,907)	(6,474)	841	17,829	(4,532)

Income (loss) before income taxes	$(697,558)	$16,372	$97,489	$82,374	$(22,499)
Fixed charges:
Interest expense	$14,452	$14,389	$13,034	$11,585	$13,301
Appropriated portion (1/3) of rentals	628	742	997	1,205	873
Interest expense on premiums withheld under ceded reinsurance contracts	5,080	7,985	9,078	9,846	—

Total fixed charges	$20,160	$23,116	$23,109	$22,636	$14,174
Earnings (loss) before income taxes and fixed charges	$(677,398)	$39,488	$120,598	$105,010	$(8,325)

Preferred dividend requirements	$7,040	$14,018	$13,113	$9,077	$—

Ratio of pre-tax income to net income	1.01	0.72	1.01	1.28	1.25
Preferred dividend factor	$7,040	$14,018	$13,227	$11,584	$—
Total fixed charges	20,160	23,116	23,109	22,636	14,174

Total fixed charges and preferred dividends	$27,200	$37,134	$36,336	$34,220	$14,174

Ratio of earnings to fixed charges	(33.60)	1.71	5.22	4.64	(0.59)
Ratio of earnings to combined fixed charges and preferred dividends	(24.90)	1.06	3.32	3.07	(0.59)
Deficiency in ratio	(697,558)				22,499
Deficiency in combined ratio	(704,598)				22,499